SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
DIRECT DIAL 312.407.0641 DIRECT FAX 312.827.9362 EMAIL ADDRESS KEVIN.HARDY@SKADDEN.COM	155 NORTH WACKER DRIVE CHICAGO, ILLINOIS 60606-1720 ______ TEL: (312) 407-0700 FAX: (312) 407-0411 www.skadden.com

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September 19, 2017

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Cushing Mutual Funds Trust - N-14 Filing

Ladies and Gentlemen:

On behalf of Cushing Mutual Funds Trust (the “Trust”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission thereunder, one electronically signed Registration Statement on Form N-14 (the “Registration Statement”).

The Registration Statement relates to the reorganization of The Cushing MLP Infrastructure Fund I and the Cushing MLP Infrastructure Fund, a newly created series of the Trust.

If you have any questions or require any further information with respect to this filing, please call me at (312) 407-0641.

Best regards,

/s/ Kevin T. Hardy
Kevin T Hardy